Exhibit 10.9

August 24, 2016

Mark Olson

127 Stallion

Irvine, California 92602

Re:  Offer of employment with People’s Utah Bancorp

Dear Mark:

It has been a delight to get to know you and get a feel for your experience in the banking industry and depth of knowledge in accounting, auditing and public company reporting.  We are excited by the possibility of you joining our organization at this dynamic time in our history.

Pursuant to our recent discussions, People’s Utah Bancorp and subsidiaries (“Company or PUB”) extends to you an offer for full time employment as a Senior Vice President – Chief Financial Officer of People’s Intermountain Bank (PIB), wholly-owned subsidiary of PUB.  Upon the retirement of Wolf Muelleck you will become the PUB Chief Financial Officer.  This written offer is pending the results of a credit check, reference check and background investigation. The terms of your employment will be as follows:

1.

You will be PIB Senior Vice President – Chief Financial Officer reporting to Wolfgang T. N. Muelleck, PUB Chief Financial Officer until his retirement on January 1, 2018, after which you will be promoted to PUB Chief Financial Officer and report to the PUB Chief Executive Officer.

2.	Your office location will be in the Company’s corporate offices in American Fork.

3.	You will perform functions associated with the duties of a Chief Financial Officer and, among other duties assigned, will be responsible for the following:

a.	The accounting and financial reporting of the Company and its subsidiaries including the filing of quarterly and annual filings with the banking regulatory authorities on a timely basis.

b.	Oversee and participate in the process of monthly financial statement preparation and closing activities on a timely basis.

c.	Transition of current methodology for Allowance for Loan Loss (ALLL) accounting to the CECL ALLL model as required in the first quarter of 2020.

d.

Conduct research on new accounting and auditing developments as well as analyze existing accounting and auditing matters.  Develop and implement policies and procedures addressing these accounting and auditing matters.

e.	Participate in evaluating M&A opportunities and assist in the due diligence process and review accounting and auditing issues related to M&A projects.

f.	Assist in the preparation of all SEC filings including quarterly (10-Q) and annual filings (10-K) with the SEC.

g.	Manage the Sarbanes Oxley (SOX) and FDICIA reporting requirements including reviewing the appropriate internal controls of the Company for purposes of complying with FDICIA and SOX regulations.

h.	Assist in managing the audit process with the Company’s external independent auditors.

i.	Responsible for the 2018 annual budgeting process and forecasts.

j.	Manage the Accounting Department with the Vice President/Controller reporting to you.

k.	Become a member of the Asset Liability Committee and assist in preparing/reviewing documents for the quarterly ALCO meeting.

l.	Devote your full time and efforts to work at the Company. Your regular hours will be from 8 to 5 Monday through Friday.

m.	Upon your promotion to PUB Chief Financial Officer you will become a member of the PUB Executive Committee.

4.	Per your request, your employment date will start on July 1, 2017 (“Effective Date”) and will continue on an at-will basis thereafter.

5.	Your compensation will be determined as follows:

a.	You will receive, commencing on July 1, 2017, a prorated salary based on an annual salary of $225,000 during 2017. After Wolf Muelleck’s

retirement your base salary upon your promotion to PUB Chief Financial Officer will increase to $250,000 per year.   The base salary may be adjusted annually as determined by the Company.  Annual performance increases range from 2% to 5% of salary.

b.

You will be entitled to an annual bonus based on your performance and the Company’s profitability. The criteria to be reviewed shall be based on the accomplishment of certain job responsibilities discussed above, your management responsibilities and other subjective criteria used by the Company. The Company’s officer bonus pool is created by a formula measuring Company’s income growth. The individual amount received is based on a percentage of your salary based on a Bonus formula recommended by McLagan, PUB compensation consultants and approved by the PUB Compensation Committee (see Exhibit A for example).   Provided your performance is satisfactory at the end of 2017, you will be entitled to a bonus based on the formula described above based on meeting the goals set by you and Wolf Muelleck.

c.

The Company provides a matching contribution to your annual contribution to the Company’s 401(k) plan up to an annual contribution of 5% of your base salary and commissions (refer to the attached Employees Benefits Exhibit).  In addition, you will participate in the Company Profit Sharing Retirement Plan.  The amount placed into the Profit Sharing Retirement Plan is subject to Board approval and generally ranged from 2% to 3% of pretax income since 2011.  As an employee you will be entitled to a percentage of the Profit Sharing Retirement Plan based on a formula weighting salary and time of service and vesting.

d.

Effective July 1, 2017, you will receive an equity award valued at $45,000 (based on Black-Scholes formula) which you can choose to receive in either incentive stock options or restricted stock units (“RSU”) in PUB common shares.  The exercise or grant price, which is the fair market value of the shares as of the grant date, is determined based on the market price of PUB shares on the date of grant.   The option or RSU will vest at the rate of 1/3 per 12 months of employment with the first vesting 12 months from the date of the grant. You must be employed at the end of each 12 months to vest in the annual one-third vesting of the equity award. If you choose incentive stock options the expiration period is ten years from the date of grant.  All options and RSU’s will be subject to such other terms and conditions as may be generally applicable to the management employees of the Company as described in your option or RSU contract pursuant to the Company’s Incentive Plan.

6.

The Company will provide you such holidays, paid time off (“PTO”) and fringe benefits that may be offered by the Company from time to time as are made generally available to the Company’s employees in accordance with Company’s policies. For details on employee benefits refer to the attached Employee Benefits Exhibit. In addition you will receive the following:

a.	You will be entitled to 26 days of PTO annually, prorated based upon your start date.

b.	Reimbursements for all reasonable and approved educational seminars and dues for professional organizations.

c.	Reimbursement for reasonable and approved expenses incurred in connection with the Company’s business in accordance with Company policy.

7.

In the event of an involuntary termination or significant change in duties following a “Change of Control” (as defined below), you will be entitled to a severance package following the effective date of termination.  The severance package will consist of (i) payment of twelve months (12) based on the then-current monthly base salary and annual bonus that is at least 20% of the current monthly base salary; and (ii) continuation of any health, life and disability insurance being paid by the Bank at the time of the termination or Change of Control for twelve months (12) following termination at the Company’s expense.  For purposes of the foregoing, the term “Change of Control” means the occurrence of any one of the following: (i) the Company enters into an agreement of reorganization, merger or consolidation pursuant to which the Company is not the surviving corporation; (ii) the Company sells substantially all its assets to a purchaser other than a subsidiary of Company or (iii) shares of stock of the Company representing in excess of 50% of the total combined voting power of all outstanding classes of stock of the Company are acquired, in one transaction or a series of related transactions, by a single purchaser or group of related purchasers.

If this offer is acceptable, please execute in the space set forth below.  If you would like to discuss the terms of this letter please feel free to call me at 801.642.3130.

We are excited to move forward with this new partnership opportunity and look forward to a long and mutually beneficial relationship.

Sincerely,

People’s Utah Bancorp

By: /s/ Wolfgang T. N. Muelleck

     Wolfgang T. N.  Muelleck

Executive Vice President and CFO

         Accepted this 24th day of August 2016

/s/ Mark K. Olson

Mark K. Olson